UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35198 / May 21, 2024

_____

In the Matter of   :
                                                                                                    :
VENERABLE INSURANCE AND ANNUITY COMPANY   :
SEPARATE ACCOUNT EQ OF VENERABLE INSURANCE AND ANNUITY   :
        COMPANY   :
699 Walnut Street, Suite 1350   :
Des Moines Iowa 50309   :
                                                                                                    :
DIRECTED SERVICES LLC   :
1475 Dunwoody Drive, Suite 200   :
West Chester, Pennsylvania 19380   :
                                                                                                    :
(812-15524)   :
                                                                                                    :

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 22(c), AND 27(i)(2)(A) OF THE
ACT AND RULE 22c-1 UNDER THE ACT

Venerable Insurance and Annuity Company, *et al*. filed an application on November 20, 2023
and an amendment to the application on March 6, 2024. The applicants sought an order pursuant
to section 6(c) of the Investment Company Act of 1940 ("Act") exempting them from the
provisions of sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and rule 22c-1 under the Act
to the extent necessary to permit applicants, under specified circumstances, to recapture certain
bonus credits applied to purchase payments with respect to certain deferred annuity contracts
issued by Venerable Insurance and Annuity Company.

On April 24, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35175). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is appropriate
in the public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 6(c) of the Act, that the requested exemptions from the provisions of sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and rule 22c-1 under the Act for Venerable Insurance and Annuity Company, *et al*. (File No. 812-15524) be, and hereby are, granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary